Exhibit 99.1
ASML reports €5.2 billion net sales and €1.7 billion net income in Q3 2021
Expected growth for 2021 to approach 35%

VELDHOVEN, the Netherlands, October 20, 2021 – today ASML Holding NV (ASML) has published its 2021 third-quarter results.

•Q3 net sales of €5.2 billion, gross margin of 51.7%, net income of €1.7 billion
•Q3 net bookings of €6.2 billion
•ASML expects Q4 2021 net sales between €4.9 billion and €5.2 billion and a gross margin between 51% and 52%

(Figures in millions of euros unless otherwise indicated)	Q2 2021	Q3 2021
Net sales	4,020	5,241
...of which Installed Base Management sales [1]	1,071	1,130

New lithography systems sold (units)	69	72
Used lithography systems sold (units)	3	7

Net bookings [2]	8,271	6,179

Gross profit	2,045	2,711
Gross margin (%)	50.9	51.7

Net income	1,038	1,740
EPS (basic; in euros)	2.52	4.27

End-quarter cash and cash equivalents and short-term investments	5,374	4,456
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the EUV 0.55 NA (High-NA) systems).
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our third-quarter net sales came in at €5.2 billion with a gross margin of 51.7%, both within our guidance. Our third-quarter net bookings came in at €6.2 billion, including €2.9 billion from EUV systems.

"The demand continues to be high. The ongoing digital transformation and current chip shortage fuel the need to increase our capacity to meet the current and expected future demand for Memory and for all Logic nodes.

"ASML expects fourth-quarter net sales between €4.9 billion and €5.2 billion with a gross margin between 51% and 52%. ASML expects R&D costs of around €670 million and SG&A costs of around €195 million. For the full year, we are on track to achieving growth approaching 35%," said ASML President and Chief Executive Officer Peter Wennink.

Products and business highlights
•In our EUV business, we had a record quarter in terms of shipments and revenue, due to the volume as well as the share of TWINSCAN NXE:3600D systems.

The TWINSCAN NXE:3600D achieved a record of 160 wafers per hour at customers' sites.

•In our DUV business, we reached a milestone as we shipped the 1000th ArF immersion scanner. The first immersion system designed to support volume manufacturing, the XT:1700Fi, was shipped 15 years ago, in 2006.

•On October 19, 2021, we reached an agreement with Jenoptik AG whereby they will acquire the Medical Applications and Swiss Optic business of Berliner Glas. The deal is targeted to close by the end of the year, subject to regulatory approvals. This concludes our divestment plans regarding the non-semiconductor businesses of Berliner Glas. ASML acquired Berliner Glas in 2020.

Interim dividend and share buyback program update
The interim dividend for 2021 will be €1.80 per ordinary share. The ex-dividend date as well as the fixing date for the EUR/USD conversion will be November 2, 2021, and the record date will be November 3, 2021. The dividend will be made payable on November 12, 2021.

As part of its financial policy to return excess cash to its shareholders through growing annualized dividends and regularly timed share buybacks, ASML announced a new share buyback program which started on July 22, 2021, and is to be executed by December 31, 2023. As part of this program, ASML intends to repurchase shares up to an amount of €9 billion, of which we expect a total of up to 0.45 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. In the third quarter, we purchased around €2.4 billion of shares under the current and previous program.
The share buyback program will be executed within the limitations of the existing authority granted by the Annual General Meeting of Shareholders (AGM) on April 29, 2021, and of the authority to be granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Brittney Wolff Zatezalo +1 408 483 3207	Marcel Kemp +31 40 268 6494
Karen Lo +886 36 23 6639	Peter Cheang +886 3 659 6771

Quarterly video interview, investor call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the 2021 third-quarter results and full year 2021 outlook. This video and the transcript can be viewed on www.asml.com.
An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on October 20, 2021 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 30,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly Summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of October 3, 2021, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and nine months ended October 3, 2021 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, expected growth in net sales, expected trends in Logic and Memory demand and sales, annual revenue and gross margin for 2025, annual revenue growth rate for the period 2020-2030, timing of revenue recognition, including estimates of revenue to be deferred into 2022, expected capacity growth, long term demand drivers, plans and strategies, including ESG strategy, statements with respect to dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends including the 2021 interim dividend and statements with respect to the 2021-2023 share buyback program including the amount of shares intended to be repurchased under the program and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production, risks relating to supply chain capacity and logistics, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.